SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SONIC CORP.

(Name of Subject Company (Issuer))

SONIC CORP. (Issuer)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

835451105

(CUSIP Number of Class of Securities)

Ronald L. Matlock

Senior Vice President, General Counsel and Secretary

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Telephone (405) 225-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing Persons)

Copy to:

John A. Marzulli, Jr.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$560,000,000	$59,920
*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 25,454,545 outstanding shares of common stock at the maximum tender offer price of $22.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,920	Filing Party: Sonic Corp.
Form of Registration No.: Schedule TO	Date Filed: August 15, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on August 25, 2006 and by Amendment No. 2 to the Tender Offer Statement filed with the Commission on September 6, 2006 (the “Schedule TO”) by Sonic Corp., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 25,454,545 shares of its common stock, $0.01 par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price determined by the Company between $19.50 and $22.00 per share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 15, 2006 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the tender offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 7. Source and Amount of Funds or Offer Consideration

Item 7 of Schedule TO is hereby amended and supplemented as follows:

On September 14, 2006, we signed a credit agreement (the “Credit Agreement”) with Bank of America, N.A., Lehman Commercial Paper Inc., and the lenders party thereto from time to time, which provides for new senior secured credit facilities, which consist of the following: (i) a $100 million five-year revolving credit facility, which provides for loans and letters of credit to be issued from time to time at our request; and (ii) a $675 million seven-year term loan facility which provides for borrowings to be made in two drawings. The completion of financing on terms and conditions satisfactory to us had been a condition to completion of the tender offer. This condition has now been deemed satisfied by us.

        The proceeds of the term loan facility and a portion of the revolving credit facility will be used to fund the purchase of shares tendered in the tender offer, refinance certain of our existing indebtedness and pay the related fees and expenses. Funding under the Credit Agreement is subject to certain conditions, including the condition that shares of our common stock have been accepted for payment in the tender offer.

A copy of the Credit Agreement is filed as an exhibit to our Schedule TO filed with the Commission. The following description of the terms and conditions of the new senior secured credit facilities is qualified by reference to the Credit Agreement.

Interest Rate. Interest on loans under the new senior secured credit facilities will be payable at per annum rates equal to (1) in the case of the revolving credit facility, (a) initially, LIBOR plus 175 basis points and adjusting over time based upon our leverage ratio and (b) for all dollar-denominated loans, starting at the higher of (i) the Bank of America prime rate or (ii) the Federal Funds rate plus 50 basis points, and adjusting over time based upon our leverage ratio and (2) in the case of the term loan facility, (a) initially, LIBOR plus 200 basis points and (b) for dollar-denominated loans, starting at the higher of (i) the Bank of America prime rate or (ii) the Federal Funds rate plus 75 basis points, and adjusting with time based upon our Moody’s Investors Service Inc. credit ratings.

Commitment Fees. We will pay a commitment fee on the unused portion of the revolving credit facility, starting at 0.375% and adjusting over time based upon our leverage ratio.

Conditions to Funding. Our ability to reserve funds from the revolving credit facility and the term loan facility is conditioned upon various customary representations and warranties being true at the time of the borrowing, and upon no event of default under the term loan facility or the revolving credit facility existing or resulting from the receipt of such finds.

Security Interests. We and all of our domestic subsidiaries have granted the lenders under the new senior secured credit facility valid and perfected first priority (subject to certain exceptions) liens and security interests in (1) all present and future shares of capital stock (or other ownership profit interests) in each of its present and future subsidiaries (subject to certain limitations), (2) all present and future property and assets, real and personal and (3) all proceeds and products of the property and assets described in clauses (1) and (2).

Representations, Warranties, Covenants and Events of Default. The Credit Agreement governing the new senior secured credit facilities contains certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings. Such negative covenants include limitations on liens, consolidations and mergers, indebtedness, capital expenditures, asset dispositions, sale-leaseback transactions, stock repurchases, transactions with affiliates and other restrictions and limitations. Furthermore, the Credit Agreement requires us to maintain compliance with certain financial covenants such as a Leverage Ratio and Fixed Charge Coverage Ratio.

        We do not have any alternative financing arrangement or alternative financing plans to fund the purchase of the shares in the tender offer. However, we currently intend to refinance the new senior secured credit facilities in the near future through an $800 million securitization of our franchise royalties and Partner Drive-In rental stream. The securitization is expected to consist of a $700 million term asset-backed securitization and a $100 million variable funding note. We expect the interest rate on the securitization will be lower than on the new senior secured credit facilities. The securitization and the refinancing of the new senior secured credit facilities are expected to occur during our quarter ending November 30, 2006. If, however, we cannot obtain the securitization on terms satisfactory to us, we expect the new senior secured credit facilities to remain in place until maturity or until an alternative refinancing can be arranged.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(xi)	Press release dated September 14, 2006.

(b)(ii)	Credit Agreement dated as of September 14, 2006 among Sonic Corp., as the borrower, the domestic subsidiaries of Sonic Corp., as the guarantors, Bank of America N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper, Inc., as Syndication Agent and the other Lenders party thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/S/ RONALD L. MATLOCK
Name: Ronald L. Matlock Title: Senior Vice President, General Counsel and Secretary

Dated: September 14, 2006

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 15, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(vi)	Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(vii)	Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated August 15, 2006.*

(a)(1)(ix)	Press release dated August 15, 2006.*

(a)(1)(x)	Press release dated September 6, 2006.**

(a)(1)(xi)	Press release dated September 14, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 15, 2006.*

(b)(i)	Commitment letter dated August 10, 2006, between Sonic Corp. and Bank of America N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc.*

(b)(ii)	Credit Agreement dated as of September 14, 2006 among Sonic Corp., as the borrower, the domestic subsidiaries of Sonic Corp., as the guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper, Inc., as Syndication Agent and the other Lenders party thereto.

(d)(1)	None.

(d)(2)	Rights Agreement between Sonic Corp. and Rights Agent, dated as of June 16, 1997, incorporated by reference from Current Report on Form 8-K, dated June 17, 1997.*

(d)(3)	Amendment No. 1, dated as of January 28, 2003, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 29, 2003.*

(d)(4)	Amendment No. 2, dated as of January 7, 2005, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 7, 2005.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on August 15, 2006.
**	Previously filed on Amendment No. 2 to Schedule TO on September 6, 2006.

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